WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION.

1001 Air Brake Avenue

Wilmerding, PA 15148

May 17, 2012

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Westinghouse Air Brake Technologies Corporation

Form 10-K for the Year Ended December 31, 2011

Filed February 24, 2012

File No. 033-90866

Dear Mr. Shenk:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated May 4, 2012. On behalf of Westinghouse Air Brake Technologies Corporation, this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on February 24, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating expenses, page 29

1.

Based upon your disclosure in Note 19, the operating margin of your Freight Group increased from approximately 12% of total segment sales for fiscal year 2009 to approximately 15.2% and 18.4% of total segment sales for the years 2010 and 2011, respectively. We also note that the operating margin of your Transit Group declined from approximately 15.8% of total segment sales for fiscal year 2009 to approximately 13.2% and 11.0% of total segment sales for fiscal years 2010 and 2011, respectively. While we acknowledge that your MD&A disclosure addresses “cost of sales” and

Lyn Shenk

May 17, 2012

changes in gross margin percentages on a segment basis, we note that your disclosure does not discuss the other operating expenses incurred at the segment level or address the performance measure (i.e., income (loss) from operations) as used by your chief operating decision maker in assessing your reportable segments. In this regard, we believe that expanding your MD&A disclosure to separately discuss the operating expenses incurred by and/or allocated to each of your segments, as well as those operating expenses that remain unallocated and reported as corporate expenses, may facilitate a more complete understanding of the changes in the operating margin percentages realized by your segments. Please revise your disclosure accordingly, or advise. Please include your proposed revised disclosure as part of your response

Future filings will be revised to discuss operating expenses incurred at the segment level and/or corporate expenses allocated to each segment. The following is an example of the revisions as applied to the results of operations for 2011 compared to 2010 in the 10-K for the fiscal year ended December 31, 2011:

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2011	2010	Percent Change
Selling, general and administrative expenses	$247,534	$195,892	26.4%
Engineering expenses	37,193	40,203	(7.5)%
Amortization expense	14,996	10,173	47.4%

Total operating expenses	$299,723	$246,268	21.7%

Selling, general, and administrative expenses increased $51.6 million in 2011 compared to 2010 because of $19.0 million of expenses from acquisitions and other growth initiatives, an $18.1 million charge for a court ruling, $11.9 million of incentive and non-cash compensation and $4.0 million of other certain one-time charges, partially offset by a benefit of $2.4 million from a settlement related to a prior acquisition. Engineering expense decreased by $3.0 million in 2011 compared 2010 as the Company focused engineering resources on completing original equipment contracts which caused the related engineering costs to be charged to cost of sales. Amortization expense increased in 2011 compared to 2010 due to amortization of intangibles associated with acquisitions. Total operating expenses were 15.2% and 16.3% of sales for 2011 and 2010, respectively.

Segment operating expenses consist of specific segment costs such as; sales and marketing, information technology, insurance, and audit and tax fees; allocated corporate costs, and other segment specific discrete charges. Corporate costs are allocated to the freight and transit segments based on segment revenues. Certain corporate departmental expenses are not allocated.

Lyn Shenk

May 17, 2012

Corporate non-allocated operating expenses increased $24.1 million because of the charge for a court ruling discussed above and increases in other non-allocated departmental expenses.

Freight segment operating expenses increased $23.4 million in 2011 compared to 2010 because of $11.7 million of expenses from acquisitions and an increase of $10.7 million in expenses allocated to the operating segments. Freight segment operating expenses were 12.4% and 16.0% of sales for 2011 and 2010, respectively.

Transit segment operating expenses increased $6.0 million in 2011 compared to 2010 because of $12.6 million of expenses from acquisitions and an increase of $1.8 million in the expenses allocated to the operating segments, partially offset by decreased engineering expenses and cost saving initiatives. Transit segment operating expenses were 15.6% and 15.5% of sales for 2011 and 2010, respectively.

Liquidity and Capital Resources

Operating Activities, page 32

2.	Please expand your disclosure regarding cash flows provided by operating activities to discuss all individual items that may have contributed significantly to the variances in the amounts reported. For example, it appears that it may have been meaningful for you to discuss the significant increase in your reported “customer deposits” balance at December 31, 2011, as compared to December 31, 2010, as well as the underlying reason(s) therefor. Additionally, we believe that your disclosure should be revised to provide a more detailed discussion and/or analysis of other amounts that have been identified as contributors to the changes in your reported cash flows from operating activities. For example, we believe that it may have been appropriate for you to have discussed the underlying reason(s) for the increase to your inventory balance, rather than solely identifying such increase. Please revise your disclosure accordingly. Provide your proposed expanded disclosure as part of your response.

Future filings will be revised to include a more detailed discussion of individual items that may have contributed significantly to variances in cash flows and the underlying reason(s) for variances in the amounts reported. The following is an example of the revisions as applied to the 10-K for the fiscal year ended December 31, 2011:

Operating activities In 2011, 2010 and 2009, cash provided by operations was $248.6 million, $176.1 million and $162.3 million, respectively. In comparison to 2010, increased cash provided by operations in 2011 resulted from higher net income and higher non-cash items, partially offset by a net increase in working capital. In 2011, accounts receivable increased by $68.7 million, primarily due to higher sales and inventory increased by $79.5 million from the prior year, to support the higher sales level and certain locomotive build contracts. These increases were offset by (i) an increase in accounts payable of $60.0 million, related to the increased inventory purchases and the timing of payments; (ii) an increase in customer deposits of $41.4 million for certain transit and freight contracts; (iii) an increase in accrued income taxes of $31.5 million due to payment timing; and (iv) an increase in all other operating assets and

Lyn Shenk

May 17, 2012

liabilities, net, provided cash of $50.1 million due to the accrual for a court ruling and the payment timing of certain accrued liabilities.

In comparison to 2009, increased cash provided by operations in 2010 resulted from higher net income and higher non-cash items, partially offset by a net increase in working capital. In 2010, accounts receivable increased by $34.3 million, primarily due to higher sales and inventory increased by $1.7 million from the prior year. These increases were partially offset by an increase in accounts payable of $44.3 million, related to the timing of payments. All other operating assets and liabilities, net, used cash of $20.2 million due primarily to the payment timing of certain accrued liabilities.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Balance Sheets, page 52

3.	Please tell us why your “Other accrued liabilities” balance increased from approximately $53 million as of December 31, 2010 to approximately $145 million as of December 31, 2011. In addition, tell us whether the “Other accrued liabilities” balances reported at December 31, 2011 and December 31, 2010 include any items that exceed 5 percent of the “Total current liabilities” balances reported as of each respective balance sheet date. If so, please separately state those items in your balance sheet or a note thereto. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

“Other accrued liabilities” increased primarily due to $27.0 million increase in accrued income taxes, $19.9 million related to acquisitions and $18.1 million for a court ruling recorded in the second quarter of 2011. There are no items included in “Other accrued liabilities” at December 31, 2011 and December 31, 2010 that exceed 5 percent of the “Total current liabilities”.

Notes to Consolidated Financial Statements

Note 9. Employee Benefit Plans, page 66

4.	We note that the expected return on plan assets for your US pension plan is 8%, and that rate has remained unchanged for a number of years. In contrast, we note that the expected return on plan assets for your International pension plan is currently 6.72%, with such rate declining over the last several years. Furthermore, your disclosure on page 69 states that the US pension plan has a target asset allocation of 50% equity securities and 50% debt securities, whereas the International pension plan has a target asset allocation of 60% equity securities and 40% debt securities. As equity securities have historically generated a higher actual rate of return over longer investment periods than debt securities, we are unclear as to the reasons for, as well as the factors supporting, the following observations regarding the expected returns on your pension plan assets:

•	The US pension plan will generate an 8% expected return on plan assets with an asset allocation mix of 50% equity securities and 50% debt securities;

•

The US pension plan’s expected return on plan assets has remained constant at 8% for a number of years, while changes have occurred annually with regard to the International pension plan’s expected return on plan assets; and

Lyn Shenk

May 17, 2012

•

The US pension plan’s expected return of 8% on plan assets is higher than the International pension plan’s current expected return of 6.72% on its plan assets, despite the fact that the US pension plan has an asset allocation mix with less equity securities and more debt securities than the International pension plan.

Please consider and provide an evaluation of the matters identified above. Assuming a satisfactory response, it appears that your disclosures should be expanded to address these items – particularly, given how the assets are invested for each of the two pension plans.

In 2011, the Company initiated an asset/liability study with a third party consulting firm for the US pension plan. Based on the determinations of the study, the Company made changes to the asset investment portfolio for the US pension plan assets. During the third quarter of 2011, the pension plan assets were reinvested to obtain a portfolio of 50% debt securities and 50% equity securities. Based on the investment portfolio change and consultation with the Company’s actuary, the Company reduced the expected return on plan assets for the US pension plan to 7.50% from 8.00%. This assumption was utilized by the actuary for the December 31, 2011 US pension plan valuation.

Upon review of our disclosure table of the expected return on plan assets, we have determined that the disclosure table was incorrect. The correct expected return on plan assets for US pension plan used for valuation and accounting purposes was 7.50%, 8.00% and 8.00% for 2011, 2010 and 2009, respectively, and we intend to revise that table in future filings to disclose the correct percentages.

The US pension plan expected long-term rate of return was determined based on a combination of historical performance and expected future rates of return considering the current investment portfolio mix and investment strategy. The Company’s expected rate of return was benchmarked by the Company’s actuary using a portfolio return calculator to ensure the selected asset return assumption was within an acceptable range based on each key asset category. For this process, the expected long-term rate of return on plan assets are developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. This model uses those assumptions and produces both the expected return and the distribution of possible returns for the chosen portfolio. The expected asset class returns are developed starting with current government yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each asset class. The expected asset class returns are forward-looking and are not developed by an examination of historical returns. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends. Based on the portfolio return calculator, the acceptable range for the US pension plan return on assets was between 5.45% and 7.78%. The Company reviewed the calculations and assumptions of the actuary for reasonableness before adopting those assumptions.

To gauge the effectiveness of our process for selecting the long-term rate of return assumption used for the US pension plans valuations, management compared the estimated return on assets to the actual return on assets for the past seven years. With the exception of 2008, which management believes is a result not typical of our pension plan asset performance due to the extreme volatility in the capital markets that year; our cumulative actual return is $579 thousand less than our estimated return on assets. This difference would appear to be a reasonable variance considering the nature of this long-term assumption.

Lyn Shenk

May 17, 2012

The Company has defined benefit plans in Canada, the United Kingdom and Germany. The Canadian and United Kingdom pension plans expected long-term rate of return were determined in a similar manner to the US return assumption and benchmarked by the Company’s actuary using the portfolio return calculator discussed above and were within acceptable ranges based on each key asset category. The Canadian asset return rate was set at 6.25%. The United Kingdom asset return rate was set at 6.25%. The expected long-term rate of return for the Germany pension plan was determined based on the expectations of the investment manager and was set at 4.50%. The Germany pension plan assets are less than 10% of the total International pension plan assets. The 2012 International pension plans asset rate of return assumption of 6.12% is based on the weighted asset average of the asset return rates of the individual plans.

Future filings will be revised to include a more detailed discussion of how the Company determines the expected return on plan assets. The following is an example of the revisions as applied to the 10-K for the fiscal year ended December 31, 2011:

The expected return on plan assets is determined based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy. In addition, the expected return on plan assets is benchmarked by a third party using a portfolio return calculator to ensure the selected rate is within an acceptable range based on each key asset category. For this process, the expected long-term rate of return is developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. This model uses those assumptions and produces both the expected return and the distribution of possible returns for the chosen portfolio.

5.	In light of both (A) the significant volatility that you have experienced with regard to the actual return on plan assets for both your US and International pension plans and (B) the difference between those actual returns and the expected returns on plan assets recognized in the consolidated statement of operations (i.e., through the recognition of net periodic benefit costs), please expand the notes to your financial statements and your critical accounting policies disclosure for accounting for pensions (i.e., on page 40) to discuss in quantitative and qualitative terms how such differences will impact or be smoothed into the results of operations in the future.

Future filings will be revised to expand the critical accounting policies disclosure for accounting for pensions to discuss the financial statement impact of actual asset returns compared to the expected returns on plans assets. The following is an example of the revisions as applied to the 10-K for the fiscal year ended December 31, 2011:

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Accounting for Pensions and Postretirement Benefits:
These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term	Significant judgments and estimates are used in determining the liabilities and expenses for pensions and other postretirement benefits.	If assumptions used in determining the pension and other postretirement benefits change significantly, these costs can fluctuate materially from period to period. The key assumptions in determining the pension and other postretirement

Lyn Shenk

May 17, 2012

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality).	The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. The differences between actual and expected asset returns are recognized in expense using the normal amortization of gains and losses per ASC 715.	expense and obligation include the discount rate, expected return on assets and health care cost trend rate. For example, a 1% decrease or increase in the discount rate used in determining the pension and postretirement expense would increase expense $2.0 million or decrease expense $2.1 million, respectively. A 1% decrease or increase in the discount rate used in determining the pension and postretirement obligation would increase the obligation $33.6 million or decrease the obligation $28.1 million, respectively. A 1% decrease or increase in the expected return on assets used in determining the pension expense would increase or decrease expense $1.7 million, respectively. If the actual asset values at December 31, 2011 had been 1% lower, the amortization of losses in the following year would increase $0.2 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement expense would decrease expense $0.4 million or increase expense $0.3 million, respectively. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement obligation would decrease the obligation $3.8 million or increase the obligation $4.5 million, respectively.

Lyn Shenk

May 17, 2012

Note 12. Stock-Based Compensation Plans

Restricted Stock and Incentive Stock, page 78

6.	Please refer to the tabular disclosure of the activity related to your incentive stock awards. We note that the row in your table that would ordinarily reflect cancellations of incentive stock awards, actually, reflects an increase to the number of outstanding incentive stock awards for the years ended December 31, 2010 and December 31, 2011. Please tell us and disclose the nature of this increase. For example, if the increase reflects additional incentive stock awards (i.e., shares) that were previously not expected to vest, but which are now expected to vest due to changes in your estimates of the extent to which performance targets may be met, please disclose such fact. In this regard, we also believe that it may be meaningful for you disclose the target levels at which performance shares are being accrued (e.g., the percentage of performance shares expected to vest) for each period reported in your statement of operations, as well as the reasons for any changes to your estimates. Furthermore, if “cancellations,” as presented in your table, reflect the “net” effect of actual cancellations (e.g., due to employees not fulfilling the requisite service period) and an increase in awards expected to vest due to changes in performance expectations, please consider separately disclosing such changes to the number of outstanding incentive stock awards on a gross basis. Lastly, consider whether it would be appropriate to discuss the estimates, assumptions, and judgments related to the accounting applied to stock-based compensation in the “Critical Accounting Policies” section of MD&A.

The increase in incentive stock awards reflected in the cancelations row of the Company’s disclosure table for the years ended December 31, 2010 and December 31, 2011 includes the net effect of cancellations and additional incentive stock awards that were previously not expected to vest, but are now expected to vest. Future filings will be revised to separately disclose this activity. Management makes an estimate of the Company’s progress toward meeting annual performance goals and adjusts the number of shares expected to vest and records the associated expense for the incentive stock awards based on those estimates.

In addition to the changes to the table noted above, future filings will be revised to disclose estimated levels at which performance shares are being accrued for the current year and the “Critical Accounting Policies” will include discussion of the estimates, assumptions, and judgments related to the accounting applied to stock-based compensation. The following is an example of the revisions as applied to the 10-K for the fiscal year ended December 31, 2011:

Restricted Stock and Incentive Stock Beginning in 2006 the Company adopted a restricted stock program. As provided for under the 2011 and 2000 Plans, eligible employees are granted restricted stock that generally vests over four years from the date of grant. Under the Directors Plan, restricted stock awards vest one year from the date of grant.

In addition, the Company has annually issued incentive stock awards to eligible employees that vest, upon attainment of certain three year performance goals. Based on the Company’s performance for each three year period then ended, the incentive stock awards can vest and be awarded ranging from 0% to 200% of the initial incentive stock awards granted. The incentive stock awards included in the table below represent the number of shares that are expected to vest based on the Company’s estimate for meeting those established performance targets. As of

Lyn Shenk

May 17, 2012

December 31, 2011, the Company estimates that it will achieve 76%, 191% and 199% for the incentive stock awards expected to vest based on performance for the three year periods ending December 31, 2011, 2012, and 2013, respectively, and has recorded incentive compensation expense accordingly. If our estimate of the number of these stock awards expected to vest changes in a future accounting period, cumulative compensation expense could increase or decrease and will be recognized in the current period for the elapsed portion of the vesting period and would change future expense for the remaining vesting period.

The following table summarizes the restricted stock activity for the 2011 Plan, the 2000 Plan and the Directors Plan, and incentive stock awards activity for the 2011 Plan and the 2000 Plan with related information for the years ended December 31:

	Non-Vested Restricted Stock	Incentive Stock Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2008	279,792	699,666	$35.12
Granted	89,500	174,000	29.00
Vested	(105,833)	(170,334)	36.39
Adjustment for incentive stock awards expected to vest		(411,940)	34.87
Canceled	(22,175)	(23,600)	33.20

Outstanding at December 31, 2009	241,284	267,792	$31.65
Granted	160,427	158,492	39.17
Vested	(114,509)	(99,318)	33.36
Adjustment for incentive stock awards expected to vest		32,827	53.04
Canceled	(10,575)	(3,466)	34.94

Outstanding at December 31, 2010	276,627	356,327	$35.90
Granted	113,582	117,150	58.11
Vested	(112,330)	(67,342)	36.47
Adjustment for incentive stock awards expected to vest		242,226	46.12
Canceled	(3,270)	(1,999)	34.82

Outstanding at December 31, 2011	274,609	646,362	$44.04

Lyn Shenk

May 17, 2012

Compensation expense for the non-vested restricted stock and incentive stock awards is based on the closing price of the Company’s common stock on the date of grant and recognized over the applicable vesting period.

Critical Accounting Policies

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Stock-based Compensation:

The Company has issued incentive stock awards to eligible employees that vest upon attainment of certain cumulative three-year performance goals. The program is structured as a rolling three-year plan; each year starts a new three-year performance cycle with the most recently commenced cycle being 2011-2013. No incentive stock awards will vest for performance below the three-year cumulative threshold. The Company utilizes an economic profit measure for this performance goal. Economic profit is a measure of the extent to which the Company produces financial results in excess of its cost of capital. Based on the Company’s achievement of the threshold and three-year cumulative performance, the stock awards vested can range from 25% to 200% of the shares granted.	Significant judgments and estimates are used in determining the estimated three-year performance, which is then used to estimate the total shares expected to vest over the three year vesting cycle and corresponding expense based on the grant date fair value of the award. When determining the estimated three-year performance, the Company utilizes a combination of historical actual results, budgeted results and forecasts. In the initial grant year of a performance cycle, the Company estimates the three-year performance at 100%. As actual performance results for a cycle begin to accumulate and the Company completes its budgeting and forecasting cycles the performance estimates are updated. These judgments and estimates are reviewed and update on a quarterly basis.	If assumptions used in determining the estimated three-year performance change significantly, stock-based compensation expense related to the unvested incentive stock awards can fluctuate materially from period to period. For example a 10% decrease or increase in the estimated vesting percentage for incentive stock awards would decrease or increase stock-based compensation expense by approximately $1.1 million.

Lyn Shenk

May 17, 2012

Note 23. Selected Quarterly Financial Data (Unaudited), page 90

7.	Please expand your disclosure in Note 23 to describe the effects of any unusual or infrequently occurring items that materially impacted the comparability of the information presented in your table of selected quarterly financial data. For example, expand your disclosure to briefly describe or cross-reference to your discussions of (I) the $18.1 million accrued in connection with a court ruling during the second quarter of fiscal year 2011 and (II) the numerous acquisitions made by your company during each of the last two fiscal years. Refer to the disclosure requirements outlined in Item 302(a)(3) of Regulation S-K for further guidance. In addition, expand your disclosure in “Item 6. Selected Financial Data” to briefly describe or cross-reference to the discussion of your business acquisitions. Refer to Rule 301(a)(2) of Regulation S-K for further guidance.

The Company acknowledges the Staff’s comment and in future filings will include footnote disclosures to describe extraordinary, unusual, or infrequently occurring items that were recognized in each full quarter within the two most recent fiscal years and materially impacted the comparability of the information reflected in the unaudited quarterly financial data. Specifically, we will add footnotes related to the impact of acquisitions, the $18.1 million charge for a court ruling, and other discrete items that materially impacted the comparability of the information between the periods reported.

******

If you have any further questions or comments, please contact the undersigned at (412) 825-1317.

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Alvaro Garcia-Tunon

cc:	P. Dugan

D. Labate

D. DeNinno, Esq.